UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2023

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Freeline Presents Positive New Data from Phase 1/2 GALILEO-1 Trial of FLT201, Its Novel Gene Therapy Candidate, in Gaucher Disease at ESGCT 30th Annual Congress

On October 25, 2023, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing that new data from its ongoing Phase 1/2 GALILEO-1 clinical trial of FLT201, its adeno-associated virus gene therapy candidate for Gaucher disease, show a substantial reduction of glucosylsphingosine (“lyso-Gb1”) levels in the blood of the first patient treated with FLT201. These data are being highlighted in an oral presentation at the European Society of Gene & Cell Therapy (“ESGCT”) 30th Annual Congress held in Brussels, Belgium.

The information contained in this “Freeline Presents Positive New Data from Phase 1/2 GALILEO-1 Trial of FLT201, Its Novel Gene Therapy Candidate, in Gaucher Disease at ESGCT 30th Annual Congress” section of this Report on Form 6-K and the press release furnished as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 25, 2023, “Freeline Presents Positive New Data from Phase 1/2 GALILEO-1 Trial of FLT201, Its Novel Gene Therapy Candidate, in Gaucher Disease at ESGCT 30th Annual Congress”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: October 25, 2023	By:	/s/ Chip McCorkle
	Name:	Chip McCorkle
	Title:	Vice President, Legal & Company Secretary